Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 16, 2019

Transcript of presentation by Jeffery Yabuki, President and Chief Executive Officer of Fiserv, Inc., and Frank Bisignano, Chairman and Chief Executive Officer of First Data Corporation, on January 16, 2019.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

CORPORATE PARTICIPANTS

Jeffrey W. Yabuki Fiserv, Inc. - President, CEO & Director

Frank J. Bisignano First Data Corporation - Chairman & CEO

Tiffany Willis Fiserv, Inc. - VP, IR

CONFERENCE CALL PARTICIPANTS

Andrew William Jeffrey SunTrust Robinson Humphrey, Inc., Research Division - Director

Brett Richard Huff Stephens Inc., Research Division - MD

Darrin David Peller Wolfe Research, LLC - MD & Senior Analyst

David John Koning Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

James Edward Schneider Goldman Sachs Group Inc., Research Division - VP

James Eugene Faucette Morgan Stanley, Research Division - Executive Director

Joseph Dean Foresi Cantor Fitzgerald & Co., Research Division - Analyst

Kartik Mehta Northcoast Research Partners, LLC - Executive MD, Director of Research, Principal & Equity Research Analyst

Lisa Ann Dejong Ellis MoffettNathanson LLC - Partner

Ramsey Clark El-Assal Barclays Bank PLC, Research Division - Research Analyst

PRESENTATION

Operator

(Operator Instructions) As a reminder, today’s call is being recorded. At this time, I will turn the call over to Tiffany Willis, Vice President of Investor Relations at Fiserv.

Tiffany Willis - Fiserv, Inc. - VP, IR

Good morning, everyone. Thanks for joining us to discuss the combination of Fiserv and First Data. With me today are Jeff Yabuki, our President and CEO; Frank Bisignano, Chairman and CEO of First Data; and Fiserv CFO, Bob Hau.

The press release and slide presentation regarding today’s news is available on the Investor Relations sections of both fiserv.com and firstdata.com. Please note that today’s presentation is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that Fiserv and First Data will be filing with the SEC in the future. The shareholders of Fiserv and First Data are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction.

Additionally, during this presentation, we will make forward-looking statements that reflect our current views related to our future financial performance and future events, as well as forward-looking statements related to the acquisition, including the expected benefits, financial projections, synergies, financing and the timing for the completion of the transaction. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We encourage you to review the information in the reports Fiserv and First Data filed with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factors section of Fiserv and First Data’s most recently filed annual reports on Form 10-K and in other documents that the company filed with the SEC.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

And with that, let me turn the call over to Jeff.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Tiffany, and good morning. Thank you so much for joining us on short notice as we announce the combination of Fiserv and First Data to create the preeminent global provider of payments and financial technology. This transaction, which we believe is the largest in payments and financial technology history, is incredibly compelling for clients, associates and you, our shareholders. We will integrate our solutions to better serve the needs of a changing market, extend our collective scale and deliver innovation that will further differentiate us in an increasingly competitive ecosystem. And as important, this combination provides significant opportunities to deliver incremental shareholder value over the status quo, a set of growing businesses, meaningful cost and revenue synergies, significant free cash flow and a strong financial position as a foundation to build value through capital allocation.

In conjunction with the transaction, we are making an increased commitment to differentiated client value, innovation and growth. We will establish a 5-year, $500 million investment pool funded out of cost synergies to ensure that we deliver on the incremental strategic solution opportunities that should cement our position as an industry leader for the long term and meet the evolving needs of the market.

Frank and I are thrilled to have the opportunity to share our collective vision with you. Each day, we see evidence of the transformative changes occurring around us and, together, made a decision to combine 2 industry leaders to deliver unique and superior value in the market today and well into the future.

I have long admired the breadth of solutions and leadership position of First Data. More recently, I’ve been impressed by the tremendous leadership demonstrated by Frank and the entire management team to put First Data on a clear path to future growth and success.

During the diligence process, we learned what we believe many others don’t fully appreciate: First Data has been serious about advancing their technology and business platforms organically and via smart acquisition. They built a great team, are changing the market and poised for continued success. In our combination, we expect to deliver even more value to the evolving technology, digital and payments markets.

Now instead of hearing me wax on about First Data, let me have my new partner give you perspective in his own words.

Frank J. Bisignano - First Data Corporation - Chairman & CEO

Thank you, Jeff. It’s a great pleasure being on this call this morning with you to announce the historic combination of our 2 incredible companies.

I’m tremendously excited with how this deal has come together and the prospects of combining these 2 very complementary businesses to drive further innovation for our respective clients and tremendous value for our collective shareholders.

Let me give you 2 really good reasons that this transaction is compelling from my point of view. First, for years, we have had aspirations to develop a great core processing capability and a world-class digital banking platform. We will now have those products and with them a long list of core processing and digital FI clients. First Data can offer those FI clients a compelling revenue-generating, merchant-acquiring solution complete with the Clover platform in a tightly integrated way. Second, as many of you know, we’ve been highly focused on deleveraging our balance sheet with a goal of approaching what we believe was investment-grade or near investment-grade credit ratings. This transaction gets us there immediately. And as an additional benefit, many of First Data investors know that we’ve talked about and committed to making ourselves eligible for index inclusion, and obviously, this transaction immediately achieves that aspiration. While I’m confident that we would have achieved all of those aspirations on our own, this transaction, obviously, accelerates the achievements, allowing us together with Fiserv to focus on further value-creating objectives.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

This was not a difficult decision to make at all to put these companies together. I’ve admired Jeff, Fiserv and the team and the powerful business model that they’ve engineered, combining very strong financial characteristics, deep client relationships and continuous innovation to benefit their client base. And I personally look forward to working with Jeff and the Fiserv team to drive the continued success of the business model in a very big way in the years to come.

Let me turn it back to Jeff now.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Frank.

This really is a great combination. As announced earlier, the companies will combine in an all-stock transaction, which we expect to close during the second half of 2019. First Data shareholders will receive 0.303 of a Fiserv share for each share of First Data common stock or the equivalent of $22.74 per share for a total equity value of approximately $22 billion. This fixed exchange ratio implies a 29% equity premium for First Data shareholders based on the 5-day, volume-weighted average price as of the market close yesterday and a roughly 15% premium to enterprise value.

After closing, Fiserv shareholders will own roughly 57.5% of the combined entity on a fully diluted basis, and First Data shareholders will own approximately 42.5%. We expect to refinance First Data’s approximately $17 billion of debt at closing.

Importantly, given the strong financial profile of the combined company, we fully expect to retain our current investment-grade ratings of Baa2 and BBB by Moody’s and S&P, respectively. The significant free cash flow that we generate should allow us to retire debt quickly and return to our time-tested capital allocation strategy over the first 18 to 24 months following close.

Frank and I will lead the combined company together. I will serve as Chairman and CEO, and Frank will serve as President, Chief Operating Officer and a member of the Board of Directors. We’re thrilled to have him onboard.

With all that behind us, let me turn the call back to Frank to provide more color and perspective on the strategic opportunities of the First Data business.

Frank J. Bisignano - First Data Corporation - Chairman & CEO

Thank you, Jeff.

For those of you who are not familiar with First Data, it spans the entire electronic payment spectrum as one of the world’s largest merchant acquirers, a leading issuer processor and, in STAR, a leading independent debit network in the U.S.

First Data has a long history spanning nearly 50 years. And during that time frame, any meaningful conversation about global payments, point-of-sale devices or card issuance and processing would’ve not been complete without First Data.

The company’s stats speaks to its size, scale and global breadth. During the peak of this holiday season, for example, we processed nearly 6,000 transactions per second. That incredible statistic is possible because we serve clients in over 100 countries, provide solutions to over 6 million business locations and more than 4,000 financial institutions globally. Our merchant acquiring business includes the industry’s largest distribution network comprising our direct sales force and partnerships with over 1,500 distribution partners, including many of the world’s largest financial institutions.

But don’t think of First Data in terms of just its size and scale. We spend more than $1.5 billion annually on technology. Much of that is discretionary spend on innovative solutions.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

I joined this company in 2013. And since that time, we have invested in and developed a number of industry’s most innovative products in an ever-evolving industry. Our Clover platform developed from a concept in 2012 to a leading tablet-based integrated POS solution, our next-generation

ISV solutions, our cutting-edge agent and merchant tools like CoPilot and CardPointe, a full suite of digital solutions for our financial institution clients, full non-PIN and signature debit capabilities for our STAR Network and some of the most robust security and fraud solutions in the industry. Those are just a handful of examples, and we will always look to innovate and evolve our solutions.

Because of us, it has always been about the client. We’ve looked at the client, whether it’s the mom-and-pop corner bakery, a global financial institution or anything in between.

Even more important than where First Data is today is where we will go together tomorrow. The strategic fit is compelling, and the opportunity to create value is extraordinary. We are uniting 2 premier financial technology and payments companies. Through this transformative transaction, we will be better positioned to more fully participate in the end-to-end consumer payments value chain while generating significant value for our stakeholders.

Together with First Data, Fiserv will deliver an expanded set of integrated, technology-driven solutions to all of our clients, including financial institutions, billers and merchants. In addition, we will have the largest and broadest merchant services platform in the world. We will be a one-stop-shop with the ability to enhance distribution channels and capabilities through e-commerce, integrated payments and cloud-based point-of-sale solutions.

We will also meaningfully expand our issuer processing capabilities across credit, debit and network services. As the payment landscape continues to evolve, these services, together with our leading account processing, digital DDA-based payment and biller capabilities, we will create a world-class, differentiated platform for our clients to better compete in the ever-evolving market.

I’ll turn it back to you, Jeff.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Frank. You and the team should be quite proud of what you’ve done, and it sounds like we’re going to have a pretty exciting future together.

Now we all know that scale is increasingly important in the network and payments processing businesses. This combination meaningfully extends our leadership in payments, broadens client reach and provides opportunities to deliver differentiated integration, which will translate to more value for our clients and their customers. Together, we will be the #1 global issuer and merchant processor. Closer to home, we’re the leading provider of core account processing, digital services and merchant acquiring. The combined company will have thousands of clients, millions if you include individual merchants, supported by nearly 50,000 associates based in more than 100 countries.

Now while those are impressive stats, we see opportunities to do much more and are committed to achieving results in a manner that enables long-term success for our clients, to retain and attract the best and brightest associates and to deliver significant value for you, our shareholders.

As you may know, one of our core values is create with purpose, which is a nod to delivering innovation and excellence. To better align talk and action, we’re allocating an incremental $500 million over a 5-year period, which is well above any of the other market participants’. This commitment should and will ensure that the combined company both achieves the closer-in benefits identified earlier but will also enable new sources of growth and client value over the longer term. We intend to advance our solution capabilities across a wide range of fronts, including digital enablement, advanced risk management, cognitive technologies and machine learning, data management, next-generation merchant solutions and, very importantly, best-in-market integration to our account processing solutions to better serve commercial customers.

Importantly, while we’ve included this reinvestment in our long-term financial model, we have not incorporated any revenue benefits from these investments.

The new Fiserv will be a much larger, broad-based, global company. On a trailing 12-month basis and including run rate synergies, we’ll have nearly $15 billion of adjusted revenue, a 36% adjusted operating margin and baseline, before-future-growth free cash flow of $3.6 billion. After layering in the strong growth characteristics and opportunities of the company, there’s a tremendous business with even more potential.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Scale is critical in the global landscape of payments and fintech, which we extend in the context of this combination. What we like even more is that more than 40% of the existing First Data EBITDA is issuer processing and related services. These are businesses that we have and understand quite well. Upon closing, we’ll expand into the merchant business, which has financial characteristics similar to the rest of Fiserv: high levels of recurring revenue, attractive margins and strong free cash flow, which is then allocated into a value-accretive way for shareholders. That discipline, combined with our strong balance sheet, is a winning combination.

We expect to generate approximately $900 million of cost synergies in this transaction. We spent significant time and diligence validating these assumptions and expect the savings to come from a number of areas, including the elimination of duplicative overhead, streamlined and enhanced technology infrastructure, increased operational efficiencies, process improvements and global footprint optimization. We have a strong track record, as does First Data, in focusing on efficiency and effectiveness. We at Fiserv have run an operational effectiveness program over the last dozen years and removed nearly $800 million from our cost structure alone. Now while the face amount of these cost synergies is large, our combined management team has an extremely high degree of confidence that we will achieve this objective while maintaining a commitment to serving clients with excellence in every interaction every single day.

We also expect to deliver at least $500 million of revenue synergies, which supports further value for clients and shareholders. Our revenue synergies will be driven by a focus on additional client value in areas such as bank Merchant Services and Clover, credit processing, expanded biller and payment services, along with many additional opportunities to innovate across our network.

We also have other opportunities to deliver an expanded set of global solutions and expect nearly $100 million of incremental revenue benefits in the first year alone.

We expect the transaction to be more than 20% accretive to adjusted earnings per share in the first full year following close and more than 40% accretive to adjusted earnings per share at the full cost synergy run rate.

As mentioned, we intend to refinance the approximately $17 billion of First Data debt and have obtained a committed bridge facility, which we intend to refinance shortly after closing. We expect to reduce the combined company’s debt-to-EBITDA ratio over the first 24 months to be generally in line with our historical performance, and that both Moody’s and S&P will affirm Fiserv’s existing ratings of Baa2 and BBB, respectively.

Now let me assure you that we remain 100% committed to our proven disciplined capital allocation strategy. We used our normal lens when considering this very important capital decision, and I can assure you that we did not take issuing shares lightly. However, we believe the combination of market differentiation and increased high-quality revenue growth leading to significant growing levels of free cash flow should generate shareholder value for many years to come.

As a result of the transaction, we have suspended our share repurchase program from today until the transaction closes to prioritize debt reduction. We fully expect to renew our focus on share repurchase as we reduce our debt quickly and deliver on our leverage commitments over the next 18 to 24 months.

With the all-stock nature of this transaction, shareholders of both companies will have the opportunity to participate in the upside of the combined company. We’re looking forward to taking advantage of the opportunities ahead.

As you likely saw this morning, we issued preliminary results for 2018 and a preliminary outlook for 2019. We anticipate releasing official 2018 results on February 7, at which time we expect to report internal revenue growth acceleration of 80 basis points for the year to 4.5% and a full year range of adjusted EPS of $3.10 to $3.11 or approximately 25% growth, also achieving our 33rd consecutive year of double-digit adjusted earnings per share growth.

Looking to our preliminary 2019 outlook, we expect internal revenue growth to step up and be in a range of 4.5% to 5% and adjusted EPS growth to be between 10% and 14%. Please note that our outlook does not include the combination announced today.

Additionally, you will note that First Data also issued preliminary 2018 results and preliminary 2019 guidance earlier today.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

I couldn’t be any more excited about the transformational step we are taking. Combining First Data and Fiserv will create a company unmatched in its ability to serve the changing needs of our clients and to deliver significant shareholder value. The industrial logic is stellar. Frank and his team have invested meaningfully in the future of First Data, and we, all of us, will benefit from that commitment.

We don’t believe the market fully appreciates all that First Data has done to serve its clients and win business every day. We have taken a very long look, seeing it from the inside, and are highly confident in what we have discussed today.

This is a new day for the industry. We expect to be a great place for clients, a destination for the absolute best and brightest associates around the world and a place where shareholders should reap the rewards of a strong model, significant free cash flow and a commitment to excellent, shareholder-friendly capital allocation.

With that, operator, let’s open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of James Schneider of Goldman Sachs.

James Edward Schneider - Goldman Sachs Group Inc., Research Division - VP

Congratulations on the transaction to you both. I guess, first of all, maybe just to kind of start where you finished, Jeff. In your due diligence process, what are the aspects or things that you think First Data has done differently with clients over the past couple years? And how does that fit with your perception of what you’re hearing from clients in terms of the services they want on a go-forward basis?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. I’ll give it my perspective, and then, Frank, can you talk about more of detail on what’s happened. But — and this is more of a, I think, a shareholder perception than a client perception. Clients are quite pleased with the work that First Data does, with the innovation of their technology, the stability and resilience of the systems and their ability to meet the needs of a changing payments landscape. We think that, frankly, the majority of the industry participants, whether they be folks such as yourselves or the competitors, don’t understand all that Frank and his team have done. They’ve gone in over the last 4 or 5 years and put significant investments into the technology platforms. They have acquired meaningful and smart target acquisitions, Clover around CardConnect, CoPilot, lots of different technologies that are moving the First Data merchant business well into where the industry is shifting as opposed to staying behind where we think a lot of the merchant — I’m sorry, a lot of the industry participants are spending their time focused on. So we think that, that is one of the things that’s contributed to the valuation of the company being where it’s been, and frankly, we have found it to be well deserved. But Frank, maybe you can add on to that.

Frank J. Bisignano - First Data Corporation - Chairman & CEO

I think you covered it well. I mean, we’ve built — I think our client relationships are fabulous, and we’ve built out a bunch of technology here over the past 4 years that has had tremendous traction. If you think about Clover and over 1 million units in the marketplace and growing at probably the highest pace of anything and in an industry-leading position from nowhere, I think that would be just one exclamation point. There’s a whole bunch more. And I think Jeff came to appreciate that. His diligent work is not short of steep and long and hard and good, and it was kind of easy for us to get this answer.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

James Edward Schneider - Goldman Sachs Group Inc., Research Division - VP

That’s helpful. And then maybe as a follow-up, relative to the cost synergies you expect, can you maybe talk about the processing platforms you both have at the companies broadly speaking? And as you go forward within a few years, was there an opportunity to actually modernize or combine some of those platforms and actually kind of upgrade them to kind of deliver different kind of customer experience and how you think about the cost versus investment parts of that?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

So, I mean, the substantial majority of the cost synergies that we discussed today are not around platform consolidation, and those are primarily around of the duplicative structures that you’d see when 2 larger companies come together. We’re much more focused on where are the opportunities for us to create substantial value by creating integration — unique integration that doesn’t exist in the market today. So if you think about integrating Clover into cash management and providing real-time notifications through our digital technologies and allowing merchants to digital-enable right at the bank’s website, that might be an example of some of the unique opportunities that we see. And we’ll certainly take a look at the different platforms and see where are — there are opportunities to port capabilities. But our focus is really making sure that we’re getting the best out of the enterprise as a whole and not focused on, kind of in air quotes, platform rationalization or platform consolidation.

Operator

Your next question comes from the line of Andrew Jeffrey of SunTrust.

Andrew William Jeffrey - SunTrust Robinson Humphrey, Inc., Research Division - Director

Jeff, clearly an exciting transaction for you and for shareholders. I wonder if you could comment a little bit just at a high level on sort of the cultural fit between these 2 companies. They’re — I’ve known both for a long time. They’re very different in terms of how they approach the market and, I just think, personalities. Could you just give a little insight as to how you see these 2 companies coming together from a cultural perspective? And I’ve got a quick follow-up.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Sure. I mean, I’ll give you my perspective and Frank will give you his as well. I think that’s one of the things that we believe as well that — I mean, there’s a big difference between culture of the company and how you approach the market or even the distribution capability of your companies when looking at them separately. And we brought teams of people together within the diligence process to work together to identify cost synergies and revenue synergies and the different streams of diligence, and what we found is the company’s people, the mass of the 50,000, many of them are cut out of the same cloth, lots of engineers, lots of process excellence, lots of sales and account management, but people that are similar in terms of geography. Some of our largest locations are in overlap. So we’ve got a large presence in Nebraska. We’ve got a large presence in Georgia. We’ve got a large presence in the tri-states area. And the same type of overlap around the world. So we saw a lot of similarities. Our objective is to find those similarities and make them stronger, but, as important, to find the differences, right? Diversity creates power, and we want to make sure that we unlock the power of the combination by making the combined culture even stronger than we are individually today.

Andrew William Jeffrey - SunTrust Robinson Humphrey, Inc., Research Division - Director

Okay, appreciate that. And to the extent the payments in particular, I think, is much more today about technology than it is about distribution, could you expand a little bit on why you’re confident that this isn’t sort of a backward-looking bet?

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

So again, one of the things that I don’t think is well understood by the investment community, much better understood by the client community is that First Data has historically had a bit of a reputation of being kind of — think about it more as big-box technology. But in fact, they have a technology like Clover that I believe is the fastest-growing merchant platform in the U.S. or — and now the world [at the front]. And so it’s a highly innovative solution that is allowing smaller and midsized businesses to not just collect payments but to run their businesses and to use that data in ways that’s unique and proprietary to the Clover platform. First Data’s ISV platform is tremendously advanced in that it’s all cloud based you don’t have to pull wires or cables around. And so I think for us, we look at how do we take the plethora of solutions that are out there and sitting in the First Data ecosystem and sitting on the Fiserv ecosystem and create end-to-end capability that is unparalleled.

I think the other thing that’s important to point out is many other companies have had this idea. In fact, First Data was created over time by trying to bring different segments of the payments ecosystem together. And you heard Frank mention that one of the things that he had been thinking about is how do I get access into the core platform, how do I get access into digital platforms. And at Fiserv, that’s what we do. 1 in 3 core systems in the U.S. are a Fiserv solution. More than 100 million digital users run Fiserv technologies today to manage their financial lives, whether they’re commercial customers, small businesses or retail. So we like that combination. We think those technologies are unique. And when you put unique assets together, it creates opportunity, and that’s one of the things that we’re most excited about, as well as doing what each of us have done very well for many years. This is going to be First Data’s 50th anniversary. It’s coincidently our 35th. That’s 85 years of experience moving money from one place to another, and we think there’s a great opportunity to do that for the next 85 years as well.

Operator

Your next question comes from the line of Dave Koning of Baird.

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Yes. And so I guess first of all, when we think of Fiserv, we often think of one of the most stable and good companies really in U.S. market history. When you think of just the stability, First Data has actually been pretty stable, but it’s not viewed quite as stable as you. Well, I guess first of all, like how do you think — what are you going to do to improve kind of the stability of the model? And are the revenue synergies going to push you from what’s been kind of a 4% to 5% growth up to 5% to 6%? That’s just kind of the math.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Thanks, Dave, and thanks for all those kind words. We appreciate that. What we — we spent a lot of time thinking about that and digging in to the merchant space. And one of the things that we at least determined is that the merchant business is — has many, if not all, of the same kinds of characteristics that the rest of the Fiserv model has. And what I mean by that is lots of recurring revenue, pretty attractive margins, right, build a platform, run payments over the platforms and simplifying it for effect and then lots of free cash flow. Much of that in the First Data environment has been hidden by servicing very significant amounts of debt. And so the free cash flow, even though it’s one of the strongest in the merchant space today, has still been shrouded by covering off on the $17 billion of debt. And while we still are going to have that $17 billion of debt for a little while, it’s going to be at a much lower cost, and our combined debt-to-EBITDA ratios are going to come down at a point that we are highly confident that we’ll continue to make those numbers even better. So when you think about the roughly 60% of First Data that sits in the GBS world, into the merchant segment globally, that business, I think, has a little bit of a reputation is — that is undeserved because a lot of the churn that happens in the industry happens at the smallest level, and that’s not, as you know, where the economics — where the bulk of economics are created. So that’s half of it. And then the other half of the equation is the other 40% of the business, which we’ll just refer to broadly as the issuing business or the issuing-related businesses, and you can see that in the slides. That business is pretty similar to us: it’s debit processing, it’s credit processing, it’s output solution, it’s card production, it’s risk management, it’s Network Solutions, that half of Fiserv today in terms of the mix of the business. And so when we thought about this, we didn’t think about it as being we’re bringing in necessarily $8 billion of revenue we didn’t understand. We look at it as being a little bit of a different flavor of — on the merchant business. But most of the model, the stability of the model, the stability of the cash flow, the ability to run margins the way we have, we see it being substantially similar. And Dave, I’ll wrap it up with my favorite subject, and that’s free cash flow. We’re going to generate upwards of $4 billion of free cash flow over the next few years, and that’s on an annual basis. And sticking to our well-honed capital allocation strategy, we think, translates to a very significant amount of shareholder return for many years into the future.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

David John Koning - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst

Yes, and I appreciate that. That’s great. And I’ll just wrap up with a quick one on cash flow. Is year 3, the $4 billion — the more than $4 billion in year 3, is that 2021 or 2022?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

It’s 3 years post close. And we assume that we’ll close sometime in the third quarter this year, so it’d be 3 years from there.

Operator

Your next question comes from the line of Joseph Foresi of Cantor Fitzgerald.

Joseph Dean Foresi - Cantor Fitzgerald & Co., Research Division - Analyst

I just wanted to ask 2 quick ones. First, on the debt load, it’s obviously a very large amount of debt, and maybe you could talk a little bit about the ratings associated with the debt. And one of the challenges, I think, with that size of a debt load is that it might restrict you from going after other acquisitions or perhaps being not as innovative as possible. So maybe you could just address those 2, and I have 1 follow-up.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Yes, that’s a great question. And again, it goes a little bit to the conversation about when you take the reputation, the historic reputation of First Data with shareholders, they think about it as a lot of debt, hard to invest. One of the things that we saw is a lot of debt but major investments being made in the company at the same time. Kind of under the covers, Frank and his team have been spending 99% of their time delivering excellence into the market and not spending the time convincing people that all of the pieces would line up because he knew they were going to line up. And so when we discovered that, we said, wow, because we have the same impression. This is a great under or misunderstood asset. Now let me get to your specific debt question. It is a lot of debt. It’s a lot more debt than we have today. But we’re also going to have a lot more EBITDA than we have today. So in our conversations with the agencies and evidently on the call, S&P did affirm its BBB rating with a stable outlook. So the agencies agree that we can handle that debt load. And we believe that while we will rapidly pay down debt, we also said we’re going to stop buying back shares between now and close, we’re going to rapidly pay down debt and we’re going to be able to go back to our normal methodology of allocating capital primarily around ways to benefit shareholders. But we have committed to and we will achieve our historical range of debt-to-EBITDA, and we’ll get there awfully quick.

Joseph Dean Foresi - Cantor Fitzgerald & Co., Research Division - Analyst

Okay. And then just as a follow-up, obviously it’s fairly apparent that there are some overlaps within the banks on the core processing side and then with the JVs coming through FDC. How much overlap is there across your client bases? And do you plan on eventually going to market with one end-to-end product? How do you think about sort of the long-term pricing? I’m wondering kind of just how you think about those synergies within your client base.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Yes, thanks for the question. I would say that the overlap in services is extraordinarily low. We don’t have overlapped services within single institutions, and that’s one of the beauties of the model, one of the things that — or of the combination. One of the things that we’ve done quite well is we’ve learned how to bring technologies into the family and then deliver them to our core processing clients or to our other clients. And we think there’ll be opportunities to move technology excellence between the 2 companies when we’re operating as one, taking advantage of the distribution power of the company. One of the things that I should’ve commented on is we’re talking about capacity to invest. Yes, it’s part of why we did announce today a $500 million incremental investment in our technology platforms. So this is not taking money and buying around Bs and Cs and doing investments in companies. And while both of us have done that over time, this is about making a very clear statement to the client community and to the market that this isn’t about overlaps and services, it’s about finding unique and innovative ways to bring our platforms together. One    of them may be purely end to end, but I think there are any number of high-quality integrations that can be done that can deliver value to the customers, the financial institution clients, to the users of merchant technology that can create unique, digitally based, transformative experiences that no one else is able to do today. And that’s really the reason why we’re excited about this combination.

Operator

Your next question comes from the line of Ramsey El-Assal of Barclays.

Ramsey Clark El-Assal - Barclays Bank PLC, Research Division - Research Analyst

This one’s for Frank. You had mentioned that you were — and I was also a believer in you guys hitting a lot of the milestones that you mentioned kind of independently and now delevering and execution and things like that. Can you walk through the logic of sort of why do these trends — why sell now and for this price? Just kind of curious about the logic there.

Frank J. Bisignano - First Data Corporation - Chairman & CEO

I think it’s all the industrial logic. I think the value creation for our shareholders will be so significant. It’s not often you can see this type of accretion from a transaction of this size. And I think there are capabilities that I never spoke loudly about like core and digital banking, but given my background and given how I think about things, having those allow us to do such a better job for our clients. So it wasn’t anything other than out of strength    in my mind. Our shareholders will have 42.5% of the company. I think this is the best thing. And I’d say to everybody this is the best thing we can    do for our shareholders in terms of building long-term value for them. And the combination to me is way more powerful than people understand. We’re way better aligned and people would understand. And so those things all matter a heck of a lot to me, but it really is about our shareholders accelerating the benefit and getting a larger benefit. And for me, that was completely the right thing to do for our shareholders.

Ramsey Clark El-Assal - Barclays Bank PLC, Research Division - Research Analyst

Okay. And then another question maybe for both of you or for Jeff. Can you give us a little more color on the timing of the revenue synergies? I think you had mentioned $100 million, if I heard that correctly, year 1. How should we expect that larger number to sort of flow in over a multiyear period? And forgive me if you spoke to that already and I missed it.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

No, not at all. And since Bob is in here with us, he’ll want me to say that the script comments were nearly $100 million. But some of the revenue synergies will flow in like that. There are some things that are going to be fairly easy to do. I think some of them will be further out there. You can also take some comfort in knowing, Ramsey, that the fact that we communicated $500 million means we’re really confident in $500 million, but    the pool is larger. And frankly, if we’re talking about an even larger period, the numbers would go up. As we figure out new opportunities, part of the delay is some of the things — we can provide enhanced risk services to our clients, and those are services that we can turn on rather quickly.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Some of them are we’re going to integrate Clover into cash management. We’ll get that done. We’re hopeful that we’ll talk about it at some of our big client events this year. We think that the response on that is going to be pretty strong, and then we’ll have to go into the market and then we’ll sell it and then we’ll deliver it. So we expect to create a lot of not accounting backlog but a lot of revenue synergy backlog as we build out these solutions and sell them and deliver them to the market. So that — there’s a high degree of confidence. And usually — as you guys know, usually revenue synergies are tough. We were pleasantly surprised at the level of revenue synergies that exist in these businesses. And I also like to translate revenue synergies to client value. Clients get a chance to vote with their proverbial checkbook or maybe with their card depending on how we want them to pay. But in all seriousness, the market opportunities are significant, and so we expect that to go for quite a while.

Ramsey Clark El-Assal - Barclays Bank PLC, Research Division - Research Analyst

Okay. And I’m going to sneak in one quick last one. Frank, really quickly on the JV partnerships, is there any impact of this deal? Are the any kind    of change of control terms? Are those guys sort of bought in?

Frank J. Bisignano - First Data Corporation - Chairman & CEO

No. No. Yes, no.

Operator

Your next question comes from the line of Brett Huff of Stephens Inc.

Brett Richard Huff - Stephens Inc., Research Division - MD

Congrats to you both on the deal.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Thanks, Brett.

Frank J. Bisignano - First Data Corporation - Chairman & CEO

Thank you.

Brett Richard Huff - Stephens Inc., Research Division - MD

Quick questions to dig in a little bit on the DDA-based payments. Jeff, you’ve been working on that project or projects like that for a long time. You bring in the biggest PIN debit, announced some signature debit network capability, a lot more issuing processing on the debit side. Should we be thinking more broadly about how we think about the payment network on DDA-based payments based on this? Is this one of the drivers of the deal?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

So one of the things that we really like about this combination is that the payments market is transforming right, Brett? Some of the things that you’re talking about reference the transformation that’s happening in the payments ecosystem. One of the reasons why we acquired Dovetail last year was we could see what was going on in real-time payments in the back offices of financial institutions. And so we went from a position of    just

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

a few years ago thinking it might not be important to all of a sudden being critically important to have different ways to link into the payments future. And so we see broadly this as another way to make sure that we’re playing in the points of value in the payment chain. So whether it’s Zelle or other kinds of network opportunities, we think the more reach and scale that you can have, the better off you’re going to be in the future. So that’s one.

I do want to make sure that we don’t inadvertently undervalue all of the assets in the company that are not card based. You heard Frank say in his commentary — he talked — again, he talked about core processing, he talked about digital. And he talked about them because he knows banking and he understands the importance of the ecosystem. And one of the things that we’re excited about is having proprietary access to the ecosystem to create integration advantages and innovative technologies that play end-to-end. And that’s the important difference. And so DDA-based payments, there are some really interesting opportunities between bill pay and issuing and merchant. And so — and it’s not about different types of form factors or card payment brands at point of sale, it’s about the movement of money the way consumers want it to be moved. And we are quite excited about all of that. And at the intersection, there’ll be lots of value for shareholders.

Brett Richard Huff - Stephens Inc., Research Division - MD

Great. And one last final follow-up. You guys have a great franchise in bill pay in larger companies or larger banks. A lot of your core processing franchise is in small and medium-sized banks. How does that match up with First Data’s kind of bank relationships that tend to be larger? Can you just give us a thought about how do we expect to exploit kind of those different relationships given it’s a little bit of a barbell, kind of smaller banks versus bigger banks in some cases?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

I think we have great relationships in large financial institutions inside the U.S. and outside the U.S. We look at this as the opportunity to integrate and embed in those large institutions better offers for our clients and their clients. And then on the smaller end, we’ve always been a good partner to community banks, and we believe we’re now going to have an unbelievable opportunity to distribute merchant acquiring through 20,000 branches in the U.S. in a different manner no one has been done (sic) [has done]. So we felt the complementary nature of this was tremendously valuable and was one of those things that made it easy for us after working hard together to conclude it was a great thing that we’re talking about today.

Operator

Your next question comes from the line of Kartik Mehta of Northcoast Research.

Kartik Mehta - Northcoast Research Partners, LLC - Executive MD, Director of Research, Principal & Equity Research Analyst

Just a thought on — Jeff, have you had a chance to talk to some of the First Data partners, the bank partners, about this combination and maybe what their thoughts are, especially as some of them come up for renewals over the next number of years?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Sure. I mean, as Frank referenced, and back to Brett’s commentary, we share most of the clients. And so in terms of Bank of America, right, BAMS is an important — very, very, very important to the First Data family, and Bank of America is very, very important in bill pay and ACH and many other capabilities. And so we have good relationships, and it’s one of the reasons why we were quite comfortable when we were having our conversations seeing disconnects between what we hear from the market, kind of in the client market, and what we hear from sometimes in the investment community. So from that perspective, we’re comfortable that the relationships are strong. And frankly, I will tell you that Frank and his team have dramatically improved the quality of the relationships. That’s one of the points that we heard all the time. So from that perspective, we think there’s a lot there and there’ll be a lot to build upon, and we’ll actually have better relationships. But I also want to not — I don’t want to — I want to make

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

sure we don’t inadvertently discount the strength of the biller and merchant relationships that we have together. We’re very FI centric. We have a small biller business, which is code for a small merchant business not merchant acquiring but serving businesses. And Frank and his team in First Data have a very large business there. Together — and we share some of the same very large clients. And so again, we got good feedback across the entire ecosystem of financial institutions, merchants, billers, SMBs and everything else. And so we feel like there’s good foundation to build upon.

Kartik Mehta - Northcoast Research Partners, LLC - Executive MD, Director of Research, Principal & Equity Research Analyst

And then, Jeff, just — you talked about, obviously, getting back to the Fiserv way of capital allocation. And I’m wondering where you’d feel comfortable in terms of a debt or leverage ratio where you would go back to the more traditional Fiserv return of capital strategy.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

So one of the things that — and Kartik, it’s a — thank you for asking that question. And one of the things that we thought a lot about is we know    that the things that we do that lead to a very significant amount of free cash flow and the value that we create have to do with shareholders knowing that we will treat their cash flow quite well. And you’ll remember that when we acquired CheckFree, Kartik, we were over 5x debt-to-EBITDA, and we worked it back nicely and we continued to buy back shares nicely. And our commitment to the agencies has been we’ll go back down to our historical levels of debt-to-EBITDA. It’s one of the reasons why the S&P issued their confirmation and with stable outlook even with a transaction this size, because they can see the significant EBITDA, the significant cash flow and our commitment to pay down debt. However, and very importantly, the amount of free cash flow that we’re going to create, combined with the EBITDA growth, is going to allow us to remain committed to returning capital in the same way we have been for the last dozen years. And that’s a very important point.

Operator

Your next question comes from the line of Lisa Ellis of MoffettNathanson.

Lisa Ann Dejong Ellis - MoffettNathanson LLC - Partner

I look forward to working with you. I know Frank well. My first question was that arguably, the strongest pieces of First Data which you called out today is the Clover platform. Also, their international businesses are areas that Fiserv is not in today. Can you just talk about how you see the combination helping to elevate and boost the growth in those pieces of First Data even further?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Sure. And Lisa, nice to meet you as well. I will look forward to working together. The — for us, to your point, we’re a pretty U.S.-centric business. We have — of those 100 countries, I think actually 80 of them or so are also overlapped with us, not in any way the services are provided, but we have small outposts in a number of countries around the world. And I would say that we have not had any kind of a strong global or international strategy, and that’s really for 2 reasons. Number one, we like the business that we’re in, and we wanted to be able to expand internationally in businesses that we understand. And Frank and First Data bring businesses that we understand. We understand the movement of money, and the First Data team understands the movement of money all around the globe. And so for us, having the opportunity to expand in a scale way is really important. We’ve got a couple of acquisitions over the last 2 years that have been internationally based, but they’ve been targeted solution acquisitions. This gives us now a platform to grow, to distribute more of our technologies, to invest outside the U.S. and do it in the same pragmatic way that Frank and the First Data team have done that. So we’re excited about that. We think this is the right way to expand. We have actually fairly large clients around the world that Frank and his team have — will now have great opportunities to go in with good relationships and see if there are ways to expand those relationships through the provision of additional     services.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Lisa Ann Dejong Ellis - MoffettNathanson LLC - Partner

Terrific. And then just my quick follow-up, maybe a bit for both of you. Both of you are — have been dealing with upstart new entrants in your space like Adyen and Stripe in the merchant acquiring space, Markit in digital processing space. Can you just talk about how the combined entity will be in a better position to compete against those smaller and new entrants?

Frank J. Bisignano - First Data Corporation - Chairman & CEO

Yes, I think that is one of the very attractive reasons to do this in our mind. We were very fortunate to build out a bunch of products with the balance sheet we had and delevering and investing, and we did it very methodically. But obviously, there were limits on what we were able to do at that point in time. I’m not saying that we would do anything different here, but with a company that when you look at it has 20,000 technologists, we’re a technology company. And we are very wired the same. Even though I hear a lot of comments about different culture, people figure out that they’re not really that different or Jeff and I wouldn’t be here together doing it this way. So I think our hand just improved exponentially being in startup ourselves in many areas and innovating and creating. You heard Jeff talk about the $500 million we’re putting aside to be able to do things that neither one of us were necessarily doing or we were doing in a much smaller, slower pace. So I think our ability to pivot, to innovate, to create and to beat others, whether small or tall, is very, very, very much better in this combo for both companies, and it’s one of the attractive natures that got us here.

Operator

Your next question comes from the line of James Faucette of Morgan    Stanley.

James Eugene Faucette - Morgan Stanley, Research Division - Executive Director

I just wanted to ask quickly on — a lot of my questions have been asked, but on the synergy target, is that incorporating — or how much is incorporating the expected refinancing of the debt from First Data? And then I guess for the Fiserv team, as you look at the industrial logic behind the deal, I — and certainly, we think it makes a lot of sense, but I’m wondering, what in that industrial logic analysis was unique to First Data versus what did you find as attractive about the merchant acquiring space generally, and helping us understand that — what things, besides kind of the unrealized value you’ve already talked about, was due to the First Data versus some of the other names in the space?

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Sure, thanks. And you were breaking up a little bit, James, so we’ll try to get the answer. I think the first question was around the cost synergies and the interest saves. Those are separate. So the cost synergies are a stand-alone number and the interest save will go through the bottom line in a different way. I mean, as it relates to industrial logic, and there are probably 25 or 30 factors that we can talk about around the industrial logic, and the fact that there were so many factors is why I referred to it as stellar. You just don’t see it very much. And it’s really a combination of 2 things. It is the cultural similarities that Frank talked about, the ability to get the things done that we want to get done. I mean, our people actually need to work together to create the integration advantages, to create the digital enablement, to create the cognitive benefits with machine learning, those kinds of things. That’s all quite important, and that was a very important stake in the decision process. Look, we’ve been watching this space for the last 3 or 4 years being the merchants space, and there’s a lot of innovation occurring in that market. And we think it is most important for our clients to be part of the end-to-end ecosystem. And so, therefore, adding those 2 important pieces that we didn’t have in our quiver, so both merchant — and we’ve not talked much about the acquiring, the leading credit card platform. Adding those capabilities into — credit card processing. Adding those capabilities into the family, we have lots of opportunities with that as well. But then the data, the end-to-end data, we’re quite excited about as well. So lots of points of industrial logic that we’ll have, I’m sure, time to talk in the future.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Operator

Your next question comes from the line of Darrin Peller of Wolfe Research.

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

When we think about the vast — the variety of opportunities to reinvest here, you talked about $500 million, I mean, there’s a list, a laundry list of opportunities on the revenue side. Can you just help prioritize and sort of rank order, whether it’s issuer processing being crossed over, it’s the merchant bank referral or the digital onboarding for a merchant acquiring with Clover through the banks? Where — I mean, Jeff and Frank, maybe both of you, just where do you see spending the most time and effort? What’s the easiest way to chop in the first year and then go from there?

Frank J. Bisignano - First Data Corporation - Chairman & CEO

Well, you well know that we were on this digital journey to — and begun distributing merchant digitally and Clover digitally. If you can think about us embedding that in the digital online banking capabilities of Fiserv, it dramatically increases the pace because we’re not doing it a bank at a time, we’re doing an embedded banking solution and it becomes fundamentally the choice for the bank who’ve had to offer that to their clients. So I think of that as one of those immediate items that you’ll deploy against. I think the other thing I would say is it’s not like going to be this is a serial series of revenue initiatives. They’re going to span multiple business lines and they’re going to happen simultaneously in some cases. And there’ll be client adoption that will drive the time line. But I put that digital embedded in there as — because I think it massively changes the distribution capability of Clover, and we already had probably the largest distribution system in the business. And now we have the largest digital distribution system in the business and physical distribution system in the business. So we’re very, very excited about that one to start off with.

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO & Director

Yes. I think — and I would say, Darrin, that you’ve got — obviously, the merchant bank opportunity, we think, is great. I mean, a lot of banks, especially in the community spaces, are worried about companies like Square. And what do you do where Square has a growing — a rapidly growing point-of-sale lending business? And that’s going to take money out of the revenue line of the banks. And so we think Clover is a great opportunity. Especially, a digitally enabled Clover is a great opportunity for financial — community financial institutions to fight back on that front. We see some really interesting opportunities around card risk products and how do you bring the incredible knowledge that exists both on the merchant and issuing side of First Data with the issuing side of us. With the non-card-based fraud services that we have, whether they’re bill pay based or ACH based, there are some really attractive opportunities there. We do think the cross-sell opportunities are big. And one of the things that you guys know has happened is since we acquired CheckFree, now it’s been 11 years since we announced that, but we have been able to distribute it to more than 4,000 financial institutions of all sizes since that point. So the roster of products around that is quite large. We’ll be very focused on how do we integrate the products the fastest that are going to have the most benefit for our clients. So — and we also see opportunities between the biller solutions business that we have around creating more content opportunities and bringing them back through the payment ecosystems around bill pay and others, but there are many opportunities like that. But the big one are the ones that we talked about so far.

Darrin David Peller - Wolfe Research, LLC - MD & Senior Analyst

Yes, yes. No, that’s great to hear. I guess just one follow-up and then I’ll turn it back. I mean, on the overlap, it seems like, obviously, there’s an enormous net opportunity to add revenue synergies. But just curious on any dissynergies or just — I mean, you guys had a few business that overlapped, whether it’s on the debit cross-issuer processing side or the STAR Network versus your own. I mean, I guess I’d be curious how your plans roll those together.

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JANUARY 16, 2019 / 1:30PM, FDC - Fiserv, Inc., First Data Corporation - M&A Call

Jeffrey W. Yabuki - Fiserv, Inc. - President, CEO &    Director

Well, I mean, I think, again, as we talked about, this is not a play around client-facing platform consolidation in any way, shape or form. It’s an opportunity to take some high-quality, highly valued solutions on both sides and how do you knit them together in a way that creates unique client value. And so there’ll be things that both of us have — are doing well and things that we can learn from each other, and that’s really how we’re going to focus on that. It’s not going to be about consolidating platforms. And so we’re quite excited about what that will all turn into and quite confident that we’re going to achieve the benefits of the combination that we talked about today.

And thanks, everyone, for joining us this morning. I know that we still have some folks in queue. Please feel free to reach out to either First Data’s Investor Relations group or our Investor Relations group. And I’m sure we’ll have lots of time to talk to you over the next few months and for years to come when we count the benefits of the transaction. And thank you again for joining us on such short notice, and have a great day.

Operator

Thank you for participating in the Fiserv and First Data merger call. You may now disconnect your lines, and have a wonderful day.

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Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.